FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  July, 2008

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

30
 July 2008

HSBC AND GLOBAL PAYMENTS TO EXPAND
ASIA
 JOINT VENTURE

The Hongk
ong and Shanghai Banking Corporation Limited ("
HSBC
" or "the bank")
has entered into an agreement with Global Payments Inc.
 ("Global Payments")
, a leading provider of electronic transaction processing solutions
,
 to
transfer the bank's
merchant
 card processing services in the Philippines to Global Payments Asia-Pacific Limited
, a joint venture in which
Global Payments holds a 56 per cent interest and HSBC holds the remaining 44 per cent
. Under the terms of the agreement, the merchant business was valued at approximately US$20 million and HSBC will receive from Global Payments
a
cash
consideration
, equating to its 56 per cent interest,
of approximately US$
11
 million at current exchange rates
.
The deal, which is expected to be completed
by

the end of September 2008 and
 is subject to regulatory approval and certain
customary closing
conditions,
expands the joint venture's direct acquiring processing capabilities into the
Philippines
.

HSBC and Global Payments recently announced an agreement for a joint venture in the
UK
, and the
two companies also have sales-and-referral agreements in the
U
nited
S
tates
 and
Canada
.
Global Payments Asia-Pacific (
Philippines
)
 will be based in
Bonifacio

Global

City
 and have an initial complement of about 20 employees. No redundancies are expected.
Under the new arrangement, the
Philippines
 will be included in the current ten-year marketing alliance under
 which HSBC exclusively refer
s
 new merchant customers to the joint venture for payment processing services.
Media enquiries to
:

Johanna Garcia

                 Cat Avelino
+639 178 603 069

              +639 188 305 481
johannagarcia@hsbc.com.ph

catavelino@hsbc.com.ph

Notes to editors:
   HSBC in the
Philippines
The
HSBC Group has been doing business in the
Philippines
 for over 132 years and currently employs over 8,000 people.

Global Payments Inc.
Global Payments Inc. is a leading provider of electronic transaction processing services for consumers, merchants, independent sales organisations, financial institutions, government agencies and multinational corporations located throughout the
US
,
Canada
, Latin America, the
United Kingdom
 and
Europe
. Global Payments offers a comprehensive line of processing solutions for credit and debit cards, business-to-business purchasing cards, gift cards, electronic cheque conversion and cheque guarantee, cheque verification and recovery, as well as terminal management. The company also provides consumer money transfer services from the
US
 and Europe to destinations in Latin America,
Morocco
 and the
Philippines
.

Global Payments Asia Pacific Limited
Global Payments Asia Pacific Limited is the two-year-old joint venture established by HSBC and Global Payments that already covers 10 countries and territories in Asia:
Brunei
, the Hong Kong Special Administrative Region (SAR),
India
, the Macau SAR, mainland
China
,
Malaysia
,
Maldives
,
Singapore
,
Sri Lanka
 and
Taiwan
.

HSBC Holdings plc
HSBC Holdings plc serves over 128 million customers worldwide through around 10,000 offices in 83 countries and territories in Europe, the Asia-Pacific region, the
Americas
, the Middle East and
Africa
. With assets of some US$2,354 billion at 31 December 2007, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: July 30, 2008